Shareholder Rebuttal to the ExxonMobil Opposition Statement Regarding Hydraulic Fracturing Risks

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  As You Sow
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 311 California Street, Suite 510 San Francisco, CA 94104

Proposal # 10 Report on Natural Gas Production

A proposal filed by the Park Foundation (represented by As You Sow) is centered on two concepts essential to investor confidence: disclosure and the mitigation of risks.

The proponents contend that ExxonMobil fails to recognize the many risks associated with hydraulic fracturing. The company provides nominal information in its opposition statement and leaves out key information as described below:

ExxonMobil’s opposition statement and primary arguments against this proposal are:

·	ExxonMobil believes that hydraulic fracturing is sufficiently regulated.

·	ExxonMobil believes that hydraulic fracturing is safe with only minimal environmental impacts.

Our Rebuttal and Rationale for a YES vote:

·	New regulations proposed at the state and federal level may impose significant new costs to hydraulic fracturing operations.

·	Hydraulic fracturing exposes the company to financial risk from environmental impacts, in particular those related to water and toxics.

·	ExxonMobil’s take over of XTO will make it the largest natural gas company in the country – yet its SEC filings and public statements provides virtually no information on the associated risks.

1.      REGULATORY RISK

ExxonMobil’s opposition statement says “The Board believes….regulatory protections are well established, therefore, an additional report is not necessary.”

Yet the US Department of Energy reports:i

·	21 of 31 drilling states surveyed have no regulations specific to hydraulic fracturing,
·	4 of 31 drilling states surveyed have detailed regulations guiding hydraulic fracturing,
·	10 drilling states surveyed require that fracturing chemicals be disclosed, and
·	No states surveyed require that the volume of fluid left underground after fracturing be recorded.

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The fact that the majority of gas drilling states do not regulate hydraulic fracturing has led a variety of local, state and federal agencies looking to enact new regulations. As the use of hydraulic fracturing skyrockets, communities, regulators and investors are growing increasingly concerned about the environmental impacts of this process. Regulation at the state or federal level could have dramatic implications for any company engaged in hydraulic fracturing by subjecting them to EPA oversight, potentially restricting areas in which hydraulic fracturing may be performed, limiting materials that may be used, or otherwise increasing costs.  As a result, investors believe ExxonMobil should be planning for increased regulation and reporting on those steps.

ExxonMobil’s opposition statement claims that “The Groundwater Protection Council and the U.S Environmental Protection Agency have both stated that there exists no significant risk to groundwater as a result of proper hydraulic fracturing”

Perhaps nothing symbolizes the disingenuousness of the company’s (and the industry sector’s) position more then its reference to the EPA report.

ExxonMobil completely fails to mention that 1) the EPA has launched a new study at Congress’s request which could have significant business implications, 2) the EPA’s regulatory control was partly taken away in 2005, or 3) that the findings of EPA’s 2004 study have been hotly contest and were based on a literature search.

·	The new 2010 EPA study

ExxonMobil fails to tell shareholders that in March 2010, the EPA announced it would embark on a $1.9 million study to examine how hydraulic fracturing could impact drinking water.ii  The EPA’s first public meeting was held just weeks later as its Science Advisory Board Environmental Engineering Committee took public comments on the proposed study of hydraulic fracturing and its potential impacts on public health and the environment.iii  This new EPA study will be more important than the 2004 report as these findings will be more in-depth and may have significant financial impact on costs related to hydraulic fracturing.

·	The 2005 EPA exemption

In most cases, the EPA regulates chemicals used in underground injection under the Safe Drinking Water Act. ExxonMobil fails to tell shareholders that the 2005 Energy Policy Act, allegedly shepherded through Congress by former Vice President Dick Cheney, former CEO of Halliburton, stripped the EPA of its authority to monitor hydraulic fracturing.   The New York Times has dubbed this the “Halliburton loophole” and environmental groups are strongly pushing to reinstate EPA authority. iv

·	The Contested 2004 report

ExxonMobil fails to tell shareholders that the 2004 EPA analysis that the company (and industry) refer to as proving that hydraulic fracturing is safe was a "literature review" and "there were no samples taken."v According to EPA chief Lisa Jackson "That study is widely cited as saying, 'see, that proves it's safe,' and I don't think that's a fair or accurate summation of that study. I think that's an overbroad reading. We need some data."vi

According to EPA employee and whistleblower Weston Wilson, the EPA’s 2004 report was “scientifically unsound.” He continues, “While EPA’s report concludes this practice poses little or no threat to underground sources of drinking water, based on the available science and literature, EPA’s conclusions are unsupportable.”vii Others at the EPA contend the report’s conclusions have been over-applied. According to one of the study’s three main authors, Jeffrey Jollie, “It was never intended to be a broad, sweeping study.”viii

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ExxonMobil’s opposition statement makes another reference to the Ground Water Protection Council  which further claims that “In 2009, the Groundwater Protection Council surveyed the regulatory frameworks of 27 states, representing over 99.9 percent of U.S. oil and natural gas production, and concluded that “state regulations are adequately designed to directly protect water resources.”

·	The Ground Water Protection Council
The GWPC looks at several practices (not just fracturing) and did indeed conclude that in general state oil and gas regulations are sufficient to protect water sources. Yet among its specific comments on fracturing fluids was “The best way to eliminate concern would be to use additives that are not associated with human health effects.” In fact, the report’s final recommendations regarding hydraulic fracturing are more aligned with that of the shareholder proponents than of ExxonMobil’s board. For example:

o
Suggested Action 2a: “Comprehensive studies should be undertaken to determine the relative risk to water resources from the practice of shallow hydraulic fracturing.” And “develop additional state regulations relative to the practice.”

o
Suggested Action 2b: “….states should consider requiring companies to submit a list of additives used in formation fracturing and their concentration within the fracture fluid matrix.  Further, states that do not currently regulate handling and disposal of fracture fluid additives and constituents recovered during recycling operations should consider the need to develop such regulations.

o
Suggested Action 2d: “Hydraulic fracturing in oil or gas bearing zones that occur in non-exempt  USDW’ [Underground Sources of Drinking Water] should be either stopped, or restricted to the use of materials that do not pose a risk of endangering ground water and do not have the potential to cause human health effects (e.g. fresh water, sand etc...)ix

Regulatory Risk at the Federal Level

ExxonMobil fails to tell shareholders about pending legislation and trade association concerns.

·	The FRAC Act

Federal Hydraulic Fracturing Concerns May Slow Natural Gas Development National Law Review March 15, 2010

In June 2009, the Fracturing Responsibility and Awareness of Chemicals Act—or FRAC Act—was introduced in Congress to reinstate the EPA’s authority to regulate hydraulic fracturing under the Safe Drinking Water Act.x The bills in the House (H.R. 2766) and Senate (S.1215) would eliminate the so-called Halliburton loophole and call for increased chemical disclosure and more oversight of hydraulic fracturing.

·	Industry Recognition Of Federal Regulatory Risk

According to Energy In Depth, a trade association which reportedly was formed to stave off federal controls over fracturing, the regulation could have profound implications on the natural gas industry.  “Anyone suggesting the FRAC Act will only have a minor impact on shale gas exploration efforts isn’t quite shooting you straight…we’re talking about the possibility of a significant disruption of shale gas activity across the board,” said a Energy in Depth spokesperson. xi  Given that the industry trade association acknowledges that the federal regulation on this issue will have a significant impact on operations, proponents believe it is critical for ExxonMobil to transparently recognize this risk and disclose the potential impacts on their business.

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Regulatory Risk at the State Level

ExxonMobil’s opposition statement says that “Hydraulic fracturing is highly regulated at the state level to effectively protect drinking water wells and groundwater aquifers ….”

ExxonMobil fails to tell shareholders about proposed legislation and regulations in states that it operates in. While federal investigation and intervention are gaining momentum, efforts to restrict or regulate hydraulic fracturing are also accelerating in the states where natural gas drilling and hydraulic fracturing occur.  State regulators in Colorado, New York and Pennsylvania are considering increased regulation.  This poses particular risks for ExxonMobil which, with its purchase of XTO, will have operations in each of these states. In particular, the Marcellus Shale of New York and Pennsylvania is considered to have the most potential for natural gas operations.

·
PENNSYLVANIA:  In January 2010 the Governor of Pennsylvania announced new rules that would strengthen the state’s regulation and increase protections on drinking water.xii Pennsylvania has embraced natural gas drilling much more than its neighbor, New York.  Therefore these new regulations could result in increased operating costs, limit expansion and result in substantial business risks. ExxonMobil currently holds about 145,000 net acres in the Marcellus Shale in a joint operation with Pennsylvania General Energy and will hold approximately 300,000 after the XTO purchase); therefore the company faces risks associated with these proposed regulations.

·
NEW YORK: The NY State Department of Environmental Conservation’s draft guidelines for hydraulic fracturing in the Marcellus Shale would increase reporting requirements and a host of new provisions. This was not enough for the EPA, New York City Mayor Michael Bloomberg, Manhattan Bureau President Scott Stringer and US Representative Maurice Hinchey (D-NY) who are all vocally opposed to the current draft rules which will likely resulting stronger final rules.

o
EPA stated the following in its comments on the New York State draft rules: “we have concerns regarding potential impacts to human health and the environment that we believe warrant further scientific and regulatory analysis. Of particular concern to EPA are issues involving water supply, water quality, wastewater treatment operations, local and regional air quality, management of naturally occurring radioactive materials disturbed during drilling, cumulative environmental impacts, and the New York City watershed.”xiii

o
New York City said, “horizontal drilling and high-volume hydraulic fracturing (collectively, ‘hydro-fracking,’ or ‘gas drilling’) pose an unacceptable threat to the unfiltered fresh water supply of nine million New Yorkers, and cannot be safely permitted within the New York City watershed.”xiv

In October 2009, in the face of massive public controversy about its plans to engage in hydraulic fracturing near the New York City watershed, Chesapeake Energy announced it would voluntarily refrain from drilling within the boundary. xv

o	This move illustrates some regions may end up being off limits for development even without regulation.
o
Legislation introduced in the NY State Assembly and Senate prohibits natural gas drilling in the NYC watershed and also “in any recharge area of a sole source aquifer, in any area where groundwater contributes a significant base flow to surface water sources of drinking water and in any other area where the department shall find presents a significant threat of hydraulic fracturing compounds entering into a significant source of drinking water.”xvi

o	This legislation, if passed, could have implications for other watershed areas across the state, which would severely curtail the industry’s potential to increase operations in this region.

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·
COLORADO: Exxon has significant operations in the Piceance basin in northwest Colorado; therefore changes being considered o the state’s regulatory structure have the potential to pose sizable impacts to company operations. The Colorado Oil and Gas Conservation Committee passed regulations designed to protect drinking water from contamination from natural gas drilling and increase disclosure of the chemicals used.

The regulatory uncertainty documented above demonstrates that communities and regulators across the country have lost faith in the regulatory process and companies should expect restrictions to tighten in the future.

Industry Recognition of Regulatory Risk

All companies that employ hydraulic fracturing are particularly vulnerable to shifts in the regulatory regime at the state and federal level.

·
According to the CEO of Schlumberger (a major oil and gas service provider), “I’m pretty sure that there will be some form of new regulation in order to satisfy the authorities and the public’s desire to know that what is being done is safe.” He went on to say, “And that seems to me a perfectly natural thing to want.”xvii

·
In a December CNN Money story, Kevin Book, a managing director at ClearView Energy Partners, which monitors political developments in the energy sector, summed up the situation. “Book said several bills in Congress include provisions that direct the EPA to study the issue more broadly, and could ultimately lead to further regulation, ‘These are the placeholders,’ said Book. ‘Is a change in the law coming? Probably.’”xviii

“A change in regulation could result in gas companies having to pump out the injected water and removing the chemicals before disposing of it back in the ground. That could add anywhere from 8% to 30% to the cost of operating a well” Neil Dingmann, a Houston-based analyst at Wunderlich Securities talking to CNNMoney.com December 23, 2009

·	Similarly, an energy analyst for Jeffries & Co. was recently quoted, saying that “national political pressure for tighter regulation was already increasing…”

·
Penn State University professor Terry Engelder believes the proposed regulations in New York State increase the prospect of national regulation through the federal FRAC Act, stating, “[i]t shines a brighter light on the Frack Act (sic) because New York is a significant enough fraction of the U.S population that care will be taken.”xix

Company Recognition of Regulatory Risk

ExxonMobil’s Opposition Statement fails to acknowledge any regulatory risk

Yet the company itself offered the most striking indication that future regulations have the potential to dramatically influence natural gas development using hydraulic fracturing. ExxonMobil and XTO’s merger agreement included a provision that caught many investors’ attention. The provision states that ExxonMobil has the right to back out of the deal if state or federal regulations significantly restrict hydraulic fracturing, rendering it illegal or commercially impracticable.xx This is a clear indication that the company recognizes there is substantial risk associated with potentially increased regulation – although it provides shareholders no detailed information on this.

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2. ENVIRONMENTAL IMPACTS

ExxonMobil’s Opposition Statement says that “Hydraulic fracturing technology has been used for more than 60 years in nearly one million wells drilled in the United States.”

ExxonMobil misleads shareholders with a broad generalized statement that attempts to imply safety but fails to provide supporting evidence – nor does it place modern hydraulic fracturing in context.

Hydraulic fracturing is a process that injects high volumes of water, chemicals and particles underground to create fractures through which gas can flow for collection.  Fracturing operations require significant land use modification, disruptive new roads, the trucking of toxic chemicals through established communities, and heavy water use.xxi

·	The process was developed by Halliburton and made its industrial appearance in 1950’s, but only recently became widely used.

·
According to a new report, “[hydraulic fracturing] was only proved out over the course of the first decade of the twenty-first century.  The scale was not even really recognized until 2007-08; and it did not enter the US national energy discussion until the second half of 2009.  And yet it ranks as the most significant energy innovation so far this century.”xxii

·	According to the industry, fracturing is used in 90 percent of operational wells today and 60-80 percent of new wells will require fracturing to remain viable.xxiii

As a result of current and future widespread use, investors believe companies must increase transparency and disclosure to reflect this new dependence on hydraulic fracturing.  It is important to note that the shareholder proposal is not asking that the company stop hydraulic fracturing; rather, the proponents want to make sure that this drilling is done in a way that both minimizes its impact on drinking water and the surrounding communities while also protecting the company’s bottom line.

Water Related Risks

Although there are air pollution and land issues associated with hydraulic fracturing, it is the impacts on water that is raising most of the scientific, political and public concern and opposition.

Hydraulic fracturing is incredibly water intensive, with each well requiring one to three million gallons of water. Because about 60-80 percent of the water used in fracturing returns to the surface, fracturing produces vast quantities of waste water that must be stored, transported, treated and disposed of.xxiv This water contains toxic chemicals used in the fracturing process, but also picks up naturally occurring radiation, dissolved solids and heavy metals in the process.   As a result, treatment and disposal pose numerous risks.  In its SEC filings, ExxonMobil fails to provide shareholders comprehensive reporting on this key business risk.

ExxonMobil’s opposition statement says: “The board believes the minimal environmental impacts of hydraulic fracturing have been well documented...’

ExxonMobil fails to tell shareholders that numerous sources provide examples of contamination incidents that could pose financial risks to the companies involved.

Ground Water Contamination

A report prepared by consultancy Hazen and Sawyer for New York City to inform its position regarding New York State’s draft environmental impact statement on hydraulic fracturing, found the following:

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“The migration of fracking chemicals and/or poor quality formation water into overlying groundwater, watershed streams, reservoirs and directly into tunnels is a reasonably foreseeable risk.  The failures postulated above are not theoretical: they have occurred, at least with respect to impacts on streams and groundwater. A well-documented case occurred in Garfield County, Colorado in 2004 where natural gas was observed bubbling into the stream bed of West Divide Creek. In addition to natural gas, water sample analyses indicated ground water concentrations of benzene exceeded 200 micrograms per liter and surface water concentrations of benzene exceeded 90 micrograms per liter —90 times the NYSDEC Part 703 water quality limit for discharge of benzene to surface waters. Operator errors, in conjunction with the existence of a network of faults and fractures, led to significant quantities of formation fluids migrating vertically nearly 4,000 feet and horizontally over 2,000 feet, surfacing as a seep in West Divide Creek.”

"States are doing more and more investigation of complaints by their citizens that their water is being impacted,"
Lisa Jackson, Head of the Environmental Protection Agency talking about hydraulic fracturing. April 28, 2010

·
“Groundwater contamination from drilling in the Marcellus shale formation was reported in early 2009 in Dimock, PA, where methane migrated thousands of feet from the production formation, contaminating the fresh-water aquifer and resulting in at least one explosion at the surface. Migrating methane gas has reportedly affected over a dozen water supply wells within a nine square mile area.”

·
“In addition to these cases, there have been numerous reports of smaller, localized contamination incidents that have resulted in well water being contaminated with brine, unidentified chemicals, toluene, sulfates and hydrocarbons. In most cases the exact cause or pathway of the contamination has not been pinpointed due to the difficulty in mapping complex subsurface features. The accumulating record of contamination events that are reportedly associated with, or in close proximity to hydro fracturing and natural gas well operations, suggest water quality impairments and impacts can be reasonably anticipated.” xxv

Water Contamination Litigation

Litigation alleging impacts to groundwater sources is moving forward at other companies, increasing the risk that similar lawsuits may emerge with increasing frequency.

·
Several years ago in Colorado, EnCana reached a reportedly multi-million dollar settlement and was fined $266,000 by regulators for release of gas production waste and failure to protect water bearing formations.xxvi

·
In Pennsylvania, a lawsuit has been filed by a landowner who, based on water quality measurements before and after fracturing, alleges his water has been contaminated by hydraulic fracturing. According to Reuters, if the suit is successful, it would be the first in America to prove that hydraulic fracturing causes water contamination.xxvii

·	In Dimock, Pennsylvania, more than a dozen families filed a lawsuit against Cabot Oil & Gas Corporation alleging damage to their health and property from drilling operations.xxviii

Waste Water Contamination

Because about 60-80 percent of the water used in fracturing returns to the surface, it produces vast quantities of waste water that must be stored, transported, treated and disposed of.xxix This water contains highly toxic chemicals used in the fracturing process, but also picks up naturally occurring radiation, dissolved solids and heavy metals in the process.   As a result, its treatment and disposal poses numerous risks.

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·
Leaks and spills can arise throughout the process. For example, in Pennsylvania, a pipe containing wastewater from a fracturing operation leaked and contaminated a tributary in Washington County, killing fish and other aquatic life along a three-quarter mile stretch of the stream.xxx

·	Produced water is often stored in surface ponds which can overflow after heavy rains or leach contaminants into the ground as a result of faulty liners.

·	Even if no breaches or failures occur, emissions from these waste water ponds, together with emissions from associated well operations, can contribute to regional air pollution.xxxi

Waste Water Capacity Limitations

Insufficient capacity for wastewater management may pose a sizeable constraint on the roll-out of hydraulic fracturing, especially in the Marcellus Shale.

·
According to consultants to the city of New York, existing capacity is insufficient to deal with proposed drilling expansion: “Flowback water is not amenable to conventional wastewater treatment…The region currently has insufficient treatment and disposal capacity to handle the expected wastewater volumes.”xxxii

·
Similar analysis—with similar conclusions—has been performed by the New York State Department of Environmental Conservation. The agency is raising concerns regarding wastewater treatment and has said it will not issue drilling permits until the companies demonstrate they are capable of adequately disposing of waste water. xxxiii  Of three potential disposal methods, none appear to be feasible for New York State.xxxiv

·
New York Department of Environmental Conservation officials stated, “Ultimately it is the responsibility of the energy companies -- not the regulators -- to solve the wastewater problem.”xxxv As a result, investors believe it is critically important for companies to transparently disclose plans to address waste water.

·
In Pennsylvania, the limitations are similar. According to a report presented to the Society of Petroleum Engineers Eastern Regional Meeting, Pennsylvania is establishing new regulatory limits for industrial discharges of TDS (total dissolved solids). The report declares, “there are currently no facilities in the state that can treat flowback fluids to this level.”xxxvi

Newly proposed restrictions limiting total dissolved solids discharged to surface waters may dramatically limit companies’ options for disposal of fracturing wastewater.

·
After a total dissolved solids (TDS) spike in the Monongahela River, Pennsylvania, the state required five sewage treatment plants located on the Monongahela or its tributaries to reduce the fracturing water they accept to only 1% of their daily flow.xxxvii Given the company’s plans to expand operations in Pennsylvania, capacity considerations, pose business risks.

·	In West Virginia, authorities have asked sewage treatment plants not to accept fracturing water while the state develops an approach to regulating dissolved solids.xxxviii

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Water Supply Limitations

Hydraulic fracturing is incredibly water intensive, with each well requiring one to nine million gallons of water.  Therefore, identifying a reliable source of water is a central concern.  This is particularly noteworthy considering that ExxonMobil has substantial operations in the drought-prone Rocky Mountain west and after merging with XTO it will have significant holdings in other drought prone areas such as Texas and Oklahoma.

3. CHEMICALS MANAGEMENT RISKS
Huge amounts of chemicals are necessary for fracturing operations. The lack of full disclosure of these chemicals is one of the most contentious points of the issue and the focus of proposed regulations and legislation.

Toxic Chemicals

·
Hazen and Sawyer noted that well service companies and chemical suppliers providing data for New York State’s draft supplemental generic environmental impact statement for natural gas extraction and hydraulic fracturing (dSGEIS) list 197 chemical products and 260 unique chemicals.xxxix

·
According to independent tests done in Colorado in 2008, at least 65 chemicals used by natural gas companies were defined as hazardous under the major federal statutes designed to protect against toxic contamination. If these chemicals were released from an industrial facility, reporting to the Environmental Protection Agency (EPA) would be required, and specific clean-up protocols prescribed.xl

·
The industry association web site “Energy In Depth” states Glutaraldehyde, a volatile toxic compound, which easily vaporizes and poses serious localized toxic air pollution concerns, is commonly used in fracturing operations.

·
According to a New York state report, based on likely concentrations of glutaraldehyde in production water, if the company were to store its enormous volumes of production water in open impoundments, a fence 765 meters [836 yards] from the impoundment would be required to prevent exposures in excess of state air quality guidance.xli This could dramatically increase the amount of land demanded by fracturing operations and accordingly, drive costs up substantially.

Volume of Chemicals

The industry generally argues that chemical additives make up only .5 percent of fracturing fluid (a recent study by GWPC found fracturing fluids to be .5 – 2% of water by volumexlii) While the statement may in some cases be literally accurate, it is also misleading and underplays the associated risks because it fails to convey the enormous volumes of chemicals used to fracture wells.

Hazen and Sawyer assumed the development of 6,000 wells in New York over 20 years, with mixtures containing 1% chemicals, and estimated that with all these wells in action, 150 to 230 tons of chemicals would be used per day.

•	If a fracturing operation using 3 million gallons of water—and some use much more—to fracture one well one time, that .5 percent means that the companies are using 15,000 gallons of chemicals.xliii

•
To extrapolate the amount of chemicals produced through the life of a well, Hazen and Sawyer, the consultants to New York City, estimated that a four million gallon fracturing job, containing less than 0.5% chemicals, would be comprised of roughly 82 tons of chemicals.

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·
If the percentage of chemicals goes up to 1 or 2% of the mixture, the tonnages increase to 167 tons and 324 tons, respectively. xliv  Proper management and disposal of these chemicals can drive up operating costs.

Disposal Risks

·
These chemicals must be trucked to drill sites, stored on site, pumped into the ground, and disposed of properly, which often requires them to be piped or trucked away.  The company faces significant financial risks including the potential for enforcement actions or even litigation if problems occur at any point in this process.

·
When produced water is filtered, a toxic sludge contaminated with chemicals and radioactive materials is produced and must be disposed of. According to media reports, the sludge produced in New York or Pennsylvania could need to be transported to a landfill that can accept such toxics, and may need to travel as far as Idaho or Washington because such facilities are limited.xlv

4. LACK OF DISCLOSURE

ExxonMobil’s opposition statement says it “supports the disclosure of the identity of the ingredients being used in fracturing fluids at each site.”

ExxonMobil fails to describe how it supports public disclosure and needs to make this position better known. For instance, will the company provide public comments to the EPA hearings in support of disclosure? Will it withdraw support from trade associations or lobbyists that are opposing legislation that calls for disclosure? Shareholders deserve action not words as ExxonMobil faces reputational risks unless it recognizes that public expectations around disclosure are shifting.

Material Safety Data Sheets

What we do know, based on a call between the shareholder proponents and senior company management, is that ExxonMobil claimed that sufficient information on chemical components exists through its on-site Material Safety Data Sheets (MSDS).Yet these reports are designed solely to satisfy OSHA requirements for worker protection. MSDS reports are often inconsistent and hard to use.  The proponent contends MSDS reports do not provide sufficient information to accurately assess the environmental and human health threat associated with the chemicals used in the fracturing process.

SEC filings

ExxonMobil fails to fully disclose risks associated with hydraulic fracturing in its SEC reporting.

The $41 billion merger deal with XTO Energy is Exxon’s largest since its $81 billion merger with Mobil in 1999. Yet the company’s 2010 10-K provides the most generic references to business risks - such as changing whether patterns, competition, market prices – with virtually no discussion of what the likelihood, scope or potential impact of risks are. Its reference to regulatory risk consists of “changes in environmental regulations or other law that increase our cost of compliance” which could hurt company performance, as could negative outcomes to litigation. In fact, the entire 10-K Risk Factors section, ostensibly surveying the categories of material risk facing the company, takes up less than 3.5 pages of the 150 page document. Similarly, XTO Energy’s 10-K provides minimal disclosure of regulatory risk.

By comparison the 2010 10-K documents of industry competitors increased disclosure around the risks associated with their fracturing operations. Sector peers such as Cabot Oil & Gas, Chesapeake Energy, Range Resources, and Ultra Petroleum all engage in some level of reporting on such environmental risks.  While we do not believe that any company is providing sufficiently comprehensive disclosures of the myriad of risks all companies involved with fracturing face in their filings - ExxonMobil’s failure to report on any risks is particularly problematic and lags behind sector peers.

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5. CONCLUSION

·	An increasing number of studies and reports underscore that hydraulic fracturing may present health risks to human populations.

·	The movement towards additional regulations on hydraulic fracturing may pose significant additional costs to these operations.

·
Public sentiment and opposition across the country, and the recent high-profile incidence of a company voluntarily refusing to drill in a highly profitable region suggest that the sector as a whole is placing itself at greater risk by not addressing this issue in a transparent way.

·
ExxonMobil in particular, due to its merger with XTO which will make it the largest natural gas company in the country, may face serious risks associated with the financial liabilities due increased regulations, growing reputational risks, and legal liabilities from any health hazards resulting from its hydraulic fracturing operations.

·	ExxonMobil has failed to disclose the business risks associated with hydraulic fracturing for investors.

·
This shareholder proposal request increased transparency  - as corporate policies for the management of environmental and regulatory issues related to hydraulic fracturing will ultimately play a key role in determining the company’s success in its major expansion  expand in natural gas development.

- - - - - -

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote FOR question number #10 following the instruction provided on the on the management’s proxy mailing.

For questions regarding ExxonMobil Proposal # 10 Report on Natural Gas Production
Please contact Michael Passoff, As You Sow, 415-391-3212 x32 michael@asyousow.org

iU.S. Department of Energy, office of Fossil Energy, National Energy Technology Lab, and the Ground Water Protection Council, “State Oil and Natural Gas Regulations Designed to Protect Water Resources,” May 2009
ii Juliet Eilperin, “EPA to Study Natural-Gas Drilling’s effect on Water,” Washington Post, March 19, 2010, available at: http://www.washingtonpost.com/wp-dyn/content/article/2010/03/18/AR2010031805091.html
iii Environmental Protection Agency, Notification of a Public Meeting of the Scientific Advisory Board, Federal Register: March 18, 2010 (Volume 75, Number 52), available at: http://edocket.access.gpo.gov/2010/2010-5956.htm
iv Abraham Lustgarten, “Democrats Call for Studies as Industry Assails Proposals to Regulate Hydraulic Fracturing,”,” ProPublica, July 13, 2009; “Editorial--The Halliburton Loophole,”  The New York Times, November 3, 2010.
v Tom Fowler, “EPA administrator defends hydraulic fracturing study,” News Watch Energy Blog, Houston Chronicle, April 28, 2010
vi Ibid
vii Letter from Weston Wilson to Senators Allard and Campbell and Representative DeGette (8 October 2004), available at: http://latimes.image2.trb.com/lanews/media/acrobat/2004-10/14647025.pdf .
viii Abraham Lustgarten, “Drilling process causes water supply alarm,” Denver Post, November 11, 2008
ix Ground water protection Council, “Sate Oil And Natural Gas Regulations Designed To Protect Water Resources,” May 2009.http://www.gwpc.org/elibrary/documents/general/State%20Oil%20and%20Gas%20Regulations%20Designed%20to%20Protect%20Water%20Resources.pdf
x Senator Robert Casey, Jr, “Statement for the Record, Introduction of the Fracturing Responsibility and Awareness of Chemicals (FRAC) Act,” June 9, 2009, available at: http://casey.senate.gov/newsroom/press/release/?id=3D78271C-E412-4B63-95B8-419E75CE2BB6
xi Mike Soraghan, “U.S. Fracking Regulations Won’t Halt ‘Shale Gale’—report,” E&E News, March 10, 2010.

xii “Pennsylvania Plans More Gas Drilling Regulation,” Reuters, January 28, 2010, available at: http://uk.reuters.com/article/idUKN2812147220100128
xiii John Filippelli, “Comments on the New York State Department of Environmental Conservation September 2009 draft SGEIS for the Well Permit Issuance for Horizontal Drilling and High-Volume Hydraulic Fracturing to Develop the Marcellus Shale and Other Low-Permeability Gas Reservoirs,” Environmental Protection Agency Region 2, available at: http://www.epa.gov/region2/spmm/Marcellus_dSGEIS_Comment_Letter_plus_Enclosure.pdf
xiv Steven Lawitts, Acting Commissioner, New York City Department of Environmental Protection, Comments on the Draft Supplemental Generic Environmental Impact Statement on the Oil, Gas and Solution Mining Regulatory Program, December 22, 2009.
xv Jad Mouawad and Clifford Krauss, “Gas Company Won’t Drill in New York Watershed,” The New York Times, October 27,2009http://www.nytimes.com/2009/10/28/business/energy-environment/28drill.html?_r=1&scp=4&sq=chesapeake%20and%20watershed&st=cse
xvi New York State Assembly, “An act to amend the environmental conservation law, in relation to the regulation of the drilling of natural gas resources,” Available at: http://assembly.state.ny.us/leg/?bn=S06244&sh=t
xvii Braden Reddall, “Schlumberger CEO Sees New Gas Drilling Regulation,” Reuters, October 23, 2009.
xviii Steve Hargreaves, “ExxonMobil’s Drilling Juggernaut,” CNNMoney.com, December 23, 2009.
xix Edith Honan, “NYC Urges Ban on Shale Gas Drilling in Watershed,” Reuters, December 23, 2009.
xx Russell Gold, “ExxonMobil Can Cancel Deal If Drilling Method is Restricted,” The Wall Street Journal, December 16, 2009, http://online.wsj.com/article/SB10001424052748703581204574600111296148326.html?KEYWORDS=hydraulic+fracturing
xxi Polly Howells, Don’t Frack With Our Water,” In These Times, October 4, 2009, available at: http://www.inthesetimes.com/article/4909/dont_frack_with_our_water/
xxii “Fueling North America’s Energy Future: The Unconventional Natural Gas Revolution and the Carbon Agenda,”  HIS Cambridge Energy Research Associates, 2010, ES-1
xxiii “Energy and Economic Benefits,” Energy In Depth Fact Sheet, Available at:  http://www.energyindepth.org/in-depth/frac-in-depth/energy-and-economic-benefits/, Accessed: March 15, 2010.
xxiv Anthony Andrews et al, “Unconventional Gas Shales: Development, Technology and Policy Issues,” Congressional Research Service, October 30, 2010, p. 33, available at: http://yosemite.epa.gov/sab/SABPRODUCT.NSF/A8D6431E6DF49503852576EF0047B08A/$File/Background+Doc-Unconventional+Gas+Shales+Development+Tech+and+Policy+Issues.pdf
xxv Hazen and Sawyer, Final Impact Assessment Report: Impact Assessment of Natural Gas Production in the NYC Water Supply Watershed, December 22, 2009, page 45-46, available at: http://www.nyc.gov/html/dep/pdf/natural_gas_drilling/12_23_2009_final_assessment_report.pdf (internal citations removed.)
xxviAbraham Lustgarten, “Drilling Process Causes Water Supply Alarm,” The Denver Post, November 11, 2008.
xxvii Jon Hurdle, “Pennsylvania Lawsuit Says Drilling Polluted Water,” Reuters, November 9, 2009, available at: http://www.reuters.com/article/idUSTRE5A80PP20091109
xxviii Michael Rubinkam, "PA Residents Sue Gas Driller Over Polluted Wells, The Associated Press, November 20, 2009, available at: http://www.philly.com/philly/hp/news_update/70617687.html
xxix Anthony Andrews et al, “Unconventional Gas Shales: Development, Technology and Policy Issues,” Congressional Research Service, October 30, 2010, available at: http://yosemite.epa.gov/sab/SABPRODUCT.NSF/A8D6431E6DF49503852576EF0047B08A/$File/Background+Doc-Unconventional+Gas+Shales+Development+Tech+and+Policy+Issues.pdf
xxx Don Hope, “Water Leak from Washington County Gas Well Kills Fish,” Pittsburg Post-Gazette, June 4, 2009
xxxi “Chemicals In Natural Gas Operations—Introduction,” The Endocrine Disruption Exchange, available at: http://www.endocrinedisruption.com/chemicals.introduction.php
xxxii Hazen and Sawyer, “Final Impact Assessment Report: Impact Assessment of Natural Gas Production in the New York City Water Supply Watershed”, Prepared for the New York City Department of Environmental Protection, December 2009. ES-1. (emphasis added)
xxxiiiJoaquin Sapien and Sabrina Shankman, “Drilling Wastewater Disposal Options in N.Y. Report Have Problems of Their Own,” ProPublica, December 29, 2009, available at: http://www.propublica.org/feature/drill-wastewater-disposal-options-in-ny-report-have-problems-1229
xxxivJoaquin Sapien and Sabrina Shankman, “Drilling Wastewater Disposal Options in N.Y. Report Have Problems of Their Own,” ProPublica, December 29, 2009, available at: http://www.propublica.org/feature/drill-wastewater-disposal-options-in-ny-report-have-problems-1229 posal-options-in-ny-report-have-problems-1229
xxxvJoaquin Sapien and Sabrina Shankman, “Drilling Wastewater Disposal Options in N.Y. Report Have Problems of Their Own,” ProPublica, December 29, 2009, available at: http://www.propublica.org/feature/drill-wastewater-disposal-options-in-ny-report-have-problems-1229
xxxvi M.E. Blauch, Superior Well Services, Inc.; R.R. Myers, T. R. Moore; B.A. Lipinski, Exco - North Coast Energy, Inc.; N.A. Houston, Superior Well Services, Inc, “Marcellus Shale Post-Frac Flowback Waters - Where is All the Salt Coming from and What are the Implications?,” SPE Eastern Regional Meeting, 23-25 September 2009, Charleston, West Virginia, USA.
xxxvii “Gas Drilling in Appalachia Runs into Resistance: What Do You Do with the Wastewater?” The Associated Press, February 2, 2010, available at: http://www.timesnews.net/article.php?id=9020288
xxxviii “Gas Drilling in Appalachia Runs into Resistance: What Do You Do with the Wastewater?” The Associated Press, February 2, 2010, available at: http://www.timesnews.net/article.php?id=9020288
xxxix Hazen and Sawyer, “Final Impact Assessment Report: Impact Assessment of Natural Gas Production in the New York City Water Supply Watershed”, Prepared for the New York City Department of Environmental Protection, December 2009, page 36.

xl Dusty Horwitt, Senior Analyst, Environmental Working Group and Theo Colborn, President, The Endocrine Disruption Exchange, letter to David Patterson, Governor of New York and Michael Bloomberg, Mayor of New York City, August 11, 2008, available at: http://www.awwa.org/files/Publications/WaterWeek/1219434939844.pdf xli New York State Department of Environmental Conservation, « Draft Supplemental Generic Environmental Impact Statement on the Oil, Gas and Solutions Mining Regulatory Program, posted on September 30, 2009, Page 6-104, available : http://www.dec.ny.gov/energy/58440.html xlii Ground water protection Council, “Modern Shale Gas Development in the United States: A Primer” April 2009
xliii U.S. Geologic Survey, “Water Resources and Natural Gas Production from the Marcellus Shale”, Fact Sheet 2009-3032, May 2009, available at: http://md.water.usgs.gov/publications/fs-2009-3032/fs-2009-3032.pdf xliv Hazen and Sawyer, “Final Impact Assessment Report: Impact Assessment of Natural Gas Production in the New York City Water Supply Watershed”, Prepared for the New York City Department of Environmental Protection, December 2009, page 34-35.
xlv Abraham Lustgarten, “Is New York’s Marcellus Shale Too Hot to Handle?” ProPublica, November 9, 2009, available at: http://www.propublica.org/feature/is-the-marcellus-shale-too-hot-to-handle-1109